06004170

BTB 3/16 *
AB 3/10

UNITED STATES
AND EXCHANGE COMMISSION
ashington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC MAIL RECEIVED PROCESSING
MAR 01 2006
WASH, D.C. SECTION

SEC FILE NUMBER
8-66543

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/12/04 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PAPALIA SECURITIES, INC.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2 WALNUT STREET
(No. and Street)

PROCESSED
MAY 31 2006
THOMSON FINANCIAL

DANVILLE	**PA**	**17821**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANGELO MARK PAPALIA **(570) 271-1855**
(Area Code - Telephone Number)

PROCESSED
MAY 31 2006
THOMSON FINANCIAL

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KAUFMANN, GALLUCCI & GRUMER LLP
(Name - if individual, state last. first. middle name)

ONE BATTERY PARK PLAZA	**NEW YORK**	**NY**	**10004**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e}(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, **ANGELO MARK PAPALIA**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **PAPALIA SECURITIES, INC.**, as of **DECEMBER 31, 2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Tiffany M. Kauffman, Notary Public
Danville Boro, Montour County
My Commission Expires Oct. 26, 2009
Member, Pennsylvania Association of Notaries

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule l5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (I) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

Papalia Securities, Inc.

Report on Statement Of Financial Condition

As Of December 31, 2005

Papalia Securities, Inc.

December 31, 2005

Contents page

KAUFMANN, GALLUCCI & GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent auditor's report

The Shareholders
Papalia Securities, Inc, Inc.
Danville, Pennsylvania

We have audited the accompanying statement of financial condition of Papalia Securities, Inc., as of December 31, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Papalia Securities, Inc., as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

January 20, 2006

Kaufmann Gallucci & Grumer LLP

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

PAPALIA SECURITIES, INC.

Statement of financial condition

December 31, 2005

Assets

Cash and cash equivalents	$	91,979
Due from broker dealers		41,106
Prepaid expenses		2,807
Total assets	$	135,892

Liabilities and Shareholders' Equity

Liabilities		
Accounts payable and accrued expenses	$	29,290
Commitments		
Shareholders' equity		
Common shares, no par value; authorized, 5,000 shares; issued and outstanding, 5,000 shares		5,000
Additional paid-in capital		106,797
Accumulated deficit		(5,195)
Total shareholders' equity		106,602
Total liabilities and shareholders' equity	$	135,892

The accompanying notes are an integral part of this financial statement.

Papalia Securities, Inc.

Notes to Financial Statement

December 31, 2005

Note 1. Organization and net capital

Papalia Securities, Inc. (the "Company") was incorporated in 2004 in the state of Pennsylvania. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC"). The Company is also a member of the National Association of Securities Dealers, Inc. ("NASD").

As a registered broker-dealer the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC which requires that the Company maintain minimum net capital, as defined, of $5,000 or one-fifteenth of aggregate indebtedness, whichever is greater. Net capital and aggregate indebtedness change from day to day. As of December 31, 2005, the Company's net capital exceeded this requirement by approximately $96,000.

The Company is a component of a larger business enterprise providing financial services.

Note 2. Significant accounting policies

For financial reporting purposes, management considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Revenues are recognized when the amount is known and the collection is deemed to be probable. The Company derives its commission income primarily from the sale of variable products. The collection of commissions from the placement of variable products is deemed to be probable after the policyholder has completed a statutory waiting period and the policy is funded.

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Papalia Securities, Inc.

Notes to Financial Statement (continued)

December 31, 2005

Note 3. Income taxes

The Company has elected to be treated as a small business corporation under the provisions of Subchapter S of the Internal Revenue Code and Pennsylvania State tax law. Under these provisions, any income or loss of the Company is passed through to stockholders. The Company is subject to certain state and local taxes which are reflected in the financial statements.

Note 4. Related party transactions

The Company has agreed to reimburse an affiliate for support services and expenses that are provided by the affiliate.